UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                   April 3,
2020




 Carissa L. Rodeheaver
 Chairman of the Board, President and CEO
 First United Corporation
 19 S Second Street
 Oakland, MD 21550

         Re:     First United Corporation
                 Amendment No. 1 to PREC14A filed by First United Corporation Filed April 2, 2020
                 File No. 000-14237

 Dear Ms. Rodeheaver:

         We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

 Amendment No. 1 to Preliminary Proxy Statement filed under cover of Schedule
14A

 General

 1. The form of proxy is not part of the proxy statement as defined in Rule 14a-1(g) and codified at Rule 14a-101. Accordingly, please advise us why the EDGAR header tag used to identify the above-captioned submission was PREC14A instead of PRER14A. Filers must prepare electronic filings in the manner prescribed by the EDGAR Filer Manual, promulgated by the
    Commission, which sets forth the technical formatting requirements for electronic submissions. See Rule 232.301 of Regulation S-T. Please also confirm that successive filings, including the definitive proxy statement, will be designated on EDGAR correctly.

 2. Notwithstanding the disclosure appearing on page 47 regarding the registrant's 2019 Annual
    Report, please advise us, with a view toward revised disclosure, how First United intends to comply with the conditional requirement to deliver a Form 10-K under Rule 14a-3(b)(10).
 Carissa L. Rodeheaver
April 3, 2020
Page 2

3. The Notice of Annual Meeting, as distinguished from the proxy statement, leaves open the possibility that the proxy statement will be distributed electronically to the exclusion of other methods while suggesting its availability on a dedicated website. Please advise us whether
   First United will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

4. Please advise us how First United intends to comply with the requirement to furnish the 2019 annual report before or together with the proxy statement as required by Rule 14a-3(b)(1).

What is the effect of abstentions and broker non-votes on voting?, page 7

5. Item 21(b) of Schedule 14A requires the registrant to describe how votes will be counted, including "the treatment and effect of [ ] broker non-votes..." In adopting
Item 21(b), no
   evidence exists that shows the Commission intended for the term "broker" to mean any person other than a broker as defined under Section 3(a)(4) of the Exchange Act. See
   Exchange Act Release No. 30849 (June 24, 1992); See also Exchange Act Release No.
   62764 (September 15, 2011)(acknowledging "broker non-votes" as instances where brokers are allowed to use their discretion to vote absent instructions). If an issuer holds a vote on the election of directors, Item 5.07(b) of Form 8-K similarly requires disclosure of the number of "broker non-votes" on each matter submitted to a shareholder vote. Rule 14a-1 further provides that "[u]nless the context otherwise requires, all terms used in this regulation have the same meanings as in the Act or elsewhere in the general rules and regulations [ ]."
   Accordingly, no legal basis exists within Regulation 14A that authorizes the registrant to identify persons other than brokers, such as banks and other holders of record, as the equivalent of brokers for purposes of providing disclosure in response to
Item 21(b). Please
   revise the proxy statement to make clear that banks and other holders of record are not the equivalent of brokers and thus cannot cast "broker non-votes" as referenced in Item 21(b).

                                         *       *       *

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
and Acquisitions

cc: Lawrence S. Elbaum, Esq.